FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-145949

AMERICAN REALTY CAPITAL TRUST, INC.
SUPPLEMENT NO. 7 DATED May 25, 2010
TO THE PROSPECTUS DATED November 10, 2009

This prospectus supplement (this “Supplement No. 7”) is part of the prospectus of American Realty Capital Trust, Inc. (the “REIT” or the “Company”), dated November 10, 2009 (the “Prospectus”) and Supplement No. 6, dated April 22, 2010 (“Supplement No. 6”) and should be read in conjunction with the Prospectus and Supplement No. 6.  This Supplement No. 7 supplements, modifies or supersedes certain information contained in our Prospectus and Supplement No. 6.  This Supplement No. 7 will be delivered with the Prospectus and Supplement No. 6.

 The purpose of this Supplement No. 7 is to supplement the Company’s previous disclosure regarding management compensation and the Company’s acquisition and investment policies as well as to disclose recently completed acquisitions of real estate investments.

Status of the Offering

We commenced our initial public offering of 150,000,000 shares of common stock on January 25, 2008.  As of May 18, 2010, we had issued 25,396,118 shares of common stock, including 339,077 shares issued in connection with an acquisition in March 2008.  Total gross proceeds from these issuances were $251.3 million.   As of May 18, 2010, the aggregate value of all share issuances and subscriptions outstanding was $253.8 million based on a per share value of $10.00 (or $9.50 per share for shares issued under the DRIP).  We will offer these shares until January 25, 2011, provided that the offering will be terminated if all of the shares are sold before then.

Affiliated Companies; Management Compensation

The following information is added as the first full paragraph on page 50 of the Prospectus under the section entitled “Affiliated Companies” and also supplements footnotes (13) and (14) under the section of the Prospectus entitled “Management Compensation” on page 59 of the Prospectus.

As agreed with the Ohio Division of Securities in connection with the qualification of the offering in that state, the Advisor and the Company have agreed that any subordinated listing fee or termination payments due to the Advisor will only be paid when assets acquired during the period that the Advisor was entitled to such payments are sold or refinanced.  The payment of such  subordinated listing fee or termination fee will be paid by the issuance of a non-interest bearing, non-transferable promissory note in the amount of such fee. The note will be payable as the subject assets are sold or refinanced.  In the event that the note is not paid in full in three years after issuance and the Company is listed, the note is convertible at the option of the Advisor into shares of the Company’s common stock.

Acquisition and Investment Policies

The following disclosure supersedes and replaces the discussion contained in the Prospectus under the section captioned “Acquisition and Investment Policies – Credit Worthy Tenants – Investment Grade” on page 71.

“Investment Grade.”  A tenant will be considered “investment grade” when the tenant has a debt rating by Moody’s of Baa3 or better or a credit rating by Standard & Poor’s or Fitch of BBB- or better, or its payments are guaranteed by a company with such rating.  In cases where a tenant does not have a Standard & Poor’s, Moody’s or Fitch rating, we will consider a tenant to be “investment grade” if it has received a rating of 1 or 2 by the National Association of Insurance Commissioners (“NAIC”) on a debt private placement or is a wholly owned subsidiary of a parent company, constituting a majority of the parent company’s assets, and the parent company has a debt rating by Moody’s of Baa3 or better or a credit rating by Standard & Poor’s or Fitch of BBB – or better. NAIC 1 is assigned to obligations exhibiting the highest quality.  Credit risk is at its lowest and the issuer’s credit profile is stable.  NAIC 2 is assigned to obligations of high quality. Credit risk is low but may increase in the intermediate future and the issuer’s credit profile is reasonably stable.  Changes in tenant credit ratings, coupled with future acquisition and disposition activity, may increase or decrease our concentration of investment grade tenants in the future.

Moody’s, Standard & Poor’s and Fitch’s ratings are opinions of future relative creditworthiness or expected loss based on an evaluation of franchise value, financial statement analysis and management quality. The rating given to a debt obligation describes the level of risk associated with receiving full and timely payment of principal and interest on that specific debt obligation and how that risk compares with that of all other debt obligations. It is expected that lower rated entities and obligations will default, on average, at a higher frequency than more highly rated entities and obligations.

A Moody’s debt rating of Baa3, which is the lowest investment grade rating given by Moody’s, is assigned to companies with adequate financial security. However, certain protective elements may be lacking or may be unreliable over any given period of time. Standard & Poor’s assigns a credit rating to both companies as a whole and to each issuance or class of a company’s debt. A Standard & Poor’s or Fitch credit rating of BBB-, which is the lowest investment grade rating given by Standard & Poor’s and Fitch, is assigned to companies that exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the company to meet its financial commitments. Thus, investment grade tenants will be judged by Standard & Poor’s and Fitch to have at least adequate protection parameters, and will in some cases have extremely strong financial positions.

The following disclosure supersedes and replaces the discussion contained in the Prospectus under the third paragraph of the section captioned “Acquisition and Investment Policies – Investment Decisions” on page 73.

Our Advisor will consider whether properties are leased by, or have leases guaranteed by, companies that maintain an investment grade rating by Standard & Poor’s, Moody’s Investor Services or Fitch, Inc.. Our advisor also will consider non-rated and non-investment grade rated tenants that we consider creditworthy, as described in “ — Investment Grade and Other Creditworthy Tenants” above.

Real Property Investments

 The following information is to be added to the section of our Prospectus captioned “Real Property Investments” on pages 87-104 of the Prospectus.

Federal Express Property

On April 30, 2010, we acquired one build-to-suit, free standing, fee simple distribution facility located in West Sacramento, California (the “FedEx Property”) for FedEx Freight West, Inc. (“FedEx Freight West”) for $34,212,000, inclusive of all closing costs and fees.  The FedEx Property contains 118,796 square feet of gross leasable area.  FedEx Freight West is a wholly owned subsidiary of the FedEx Corporation (NYSE: “FDX”), the lease guarantor.

The original lease term at commencement was 15 years with 11.2 years currently remaining.  The lease contains rental escalations equivalent to the cumulative increase in the Consumer Price Index over the previous 30 months, with a minimum increase of 5% and a maximum increase of 10%. The next rent escalation will occur on June 22, 2011. The lease provides for 3 renewal options of 5 years each followed by one renewal option of 4 years.  The lease is double net with the landlord responsible for roof and structure.  The average annual base rent for the initial term is approximately $3,087,000.

We financed the acquisition of the FedEx Property with a 5-year first mortgage loan from Ladder Capital Finance, LLC, proceeds from the sale of our common stock and a $3,000,000 investment from an unrelated third party. The loan from Ladder Capital Finance, LLC will be secured by a mortgage on the FedEx Property.  The following table outlines the terms of the debt financing incurred in connection with the acquisition of the FedEx Property:

Mortgage Debt Amount	Effective Rate	Maturity Date
$15,000,000	5.57%	5 years

FedEx Freight West provides regional less-than-truckload transportation services in the western United States.  The company transports general commodities and also provides online shipping transactions services.  FedEx Freight West was founded in 1966 as Viking Delivery Service, Inc. and changed its name to Viking Freight System, Inc. in 1974 and then to Viking Freight, Inc. in 1996.  It further changed its name to FedEx Freight West, Inc. in 2002.  The company is based in San Jose, California.  As of February 12, 2001, FedEx Freight West was acquired by FedEx Corporation.

 Jack in the Box (5) Portfolio

On April 22, 2010, we acquired another recently-constructed Jack in the Box restaurant (the “Jack Property”) located in Houston, Texas, for a purchase price of $1,816,000, inclusive of all closing costs and fees.  The Jack Property contains 2,038 square feet of gross leasable area.  This acquisition represents the fifth recently-constructed Jack in the Box restaurant purchased by us this year. On February 24, 2010, we purchased four recently-constructed Jack in the Box restaurants located in Desloge, Missouri, The Dalles, Oregon, Vancouver, Washington and Corpus Christi, Texas.

The Jack Property has a primary lease term of 20 years, having commenced simultaneous with closing.  The lease contains a contractual rental escalation every 5 years at the lesser of accumulated Consumer Price Index over the prior 5 year period or 10%. The lease provides for 4 renewal options of 5 years each and is triple-net, whereby Jack is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent.  The average annual base rent for the initial term is approximately $142,000.

Jack in the Box, Inc. (NASDAQ: JACK) is an American fast-food restaurant company founded in 1951 in San Diego, California.  Jack in the Box, Inc. (S&P: BB-) operates and franchises Jack in the Box restaurants, one of the nation’s largest fast food hamburger chains.  The Jack in the Box restaurants are primarily located on the West Coast of the United States.  During the fiscal year ended September 27, 2009, Jack in the Box, Inc. had 2,212 restaurants in 18 states, of which 1,190 were company-operated and the remaining 1,022 were franchise-operated.  Jack in the Box has approximately 43,000 employees.  The company reported revenue of $2.47 billion, net income of $118 million, had assets of $1.45 billion and a net worth of more than $524 million for the fiscal year ended September 27, 2009.

We financed the acquisition of the property with proceeds from the sale of our common stock.

On May 10, 2010, the Company secured a 5 year mortgage from Wells Fargo Bank, N.A.  The following table outlines the terms of the debt financing incurred in connection with the financing of the Jack Property.  The loan is secured by a mortgage on the Jack Property.

Mortgage Debt Amount	Effective Rate	Maturity Date
$970,760	6.17%	5 years (matures June 2015)

Jared the Galleria of Jewelry Property Portfolio

On May 6, 2010, we acquired three build-to-suit properties (the “Jared Properties”) from Jared the Galleria of Jewelry (“Jared”) for $5,474,000, inclusive of all closing costs and fees.  The Jared Properties contain 18,942  square feet of gross leasable area and are located in Amherst, New York, Lake Grove, New York and Watchung, New Jersey.

The original leases at commencement were 20 years with 18.7 years currently remaining.  The leases provides for 4 renewal options of 5 years each and are triple net whereby Jared is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent.  The average annual base rent for the initial term is approximately $679,000.

Jared the Galleria of Jewelry is a division of Sterling Jewelers Inc., a wholly owned subsidiary of Signet Jewelers Limited (Signet Group plc prior to September 2008, NYSE: SIG, LSE: SIG), the world’s largest specialty retail jeweler.  Jared stores are free standing single point destinations.  The stores retain a large selection of loose diamonds, and sell a number of exclusive ranges such as the Leo Diamond, the Leo Artisan, and the Peerless.  All stores offer a large selection of prestige Swiss watch brands including Omega, Tag Heuer, MontBlanc, Movado, Baume & Mercier, Raymond Weil, Tissot, and Swiss Army.  Several locations are also authorized Rolex dealers.

We acquired the Jared Properties with proceeds from the sale of our common stock.

Walgreens

On May 17, 2010, we acquired a build-to-suit, freestanding, fee-simple pharmacy for Walgreen Co.  (“Walgreens) located in Byram, Mississippi (the “Walgreens Property”) for $5,687,000, inclusive of all closing costs and fees.  The Walgreens Property contains 14,820 square feet of gross leaseable area.  We previously purchased a Walgreens pharmacy in Sealey, Texas in July 2009.

The original lease term at commencement was 25 years with 22.9 years currently remaining.  The lease does not contain rental escalations during the primary term, consistent with all newer Walgreen leases.  The lease is tripe net whereby Walgreens is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent.  The average annual base rent for the initial term is $453,000.

Walgreen Co. (NYSE: WAG) was founded in 1901 and is the nation’s largest drugstore chain based on sales.  As of February 29, 2010, Walgreens operated 7,680 locations in 49 states, Washington D.C., Puerto Rico and Guam.  The company has approximately 311,000 employees.  Prescription sales account for about 65% of Walgreens total sales, with nearly all payments made directly by third-parties such as managed care organizations and government and private insurance companies.  Approximately 5.3 million shoppers visit a Walgreens store daily.

We acquired the Walgreens property with proceeds from the sale of our common stock.  We intend to finance the acquisition post closing with a five year first mortgage from Loews Corporation, LLC (Continental Casualty Company), at an interest rate of 5.5%, representing 52% of the total cost of the acquisition.  There is, however, no guarantee that we will be able to obtain the financing on such terms or at all.

International House of Pancakes

On May 21, 2010, we acquired a build-to-suit, freestanding, fee-simple restaurant for International House of Pancakes (“IHOP”) located in Hilton Head, South Carolina for a purchase price of $2,449,000, inclusive of closing costs and fees.  The restaurant contains 5,040 square feet of gross leaseable area.  The tenant of the restuarant is IHOP Properties, Inc. and the lease is guaranteed by IHOP Corp. (now known as DineEquity, Inc.).

The original lease term at commencement was 25 years with 15.8 years currently remaining.  The lease contains contractual rental escalations of 5% every 5 years and provides three renewal options 5 years each.  The lease is tripe net whereby IHOP Properties, Inc. is required to pay substantially all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent.  The average annual base rent for the initial term is approximately $201,000.

IHOP was founded in 1958 in the Los Angeles suburb of Toluca Lake, California and is a wholly owned subsidiary of DineEquity, Inc. (NYSE: DIN).  IHOP restaurants feature moderately priced, high quality food and beverage items served in an attractive and comfortable atmosphere.  Although IHOP is known for its pancakes and omlets, other breakfast specialties are popular menu options with patrons in the early morning hours.  IHOP restaurants are open throughout the day and evening and offer a broad array of lunch, dinner and snack favorites.  As of December 31, 2009, there were 1,456 IHOP restaurants located in 50 states, Canada, Mexico, Puerto Rico and the U.S. Virgin Islands.

We acquired the IHOP restaurant with proceeds from the sale of our common stock.